

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Via E-mail
Daniel E. Klimas
President and Chief Executive Officer
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

> **Re: LNB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2012**
> **File No. 333-180906**

Dear Mr. Klimas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1.   As the series B preferred shares do not have a market, revise to price the securities.

Description of Preferred Shares

Dividends Payable on Series B Preferred Shares, page 9

2.   Revise to disclose whether you have deferred any quarterly dividend payments on the series B preferred shares. If applicable, please also disclose the aggregate unpaid dividends and the amount per share as of the latest practicable date.

Redemption, page 11

3.   Revise to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

Voting Rights, page 12

4.   Please revise to disclose how the nomination process will work in the event that two directors are to be added.

Plan of Distribution, page 16

5.   Noting in the fifth paragraph that the sellers may use agents or underwriters to sell the securities, revise to disclose that before any agent or underwriter offers any shares, a post-effective amendment will be filed, naming any such agent or underwriter as well as describing any compensation arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Gary J. Elek
        Kristofer K. Spreen, Esq.